EXHIBIT 99.3

                       ASSIGNMENT, SETTLEMENT AND RELEASE

THIS  AGREEMENT,  is effective as of September 7, 1999, by and between  SOLPOWER
CORPORATION,   a  Nevada  corporation   ("Licensor"),   and  SOLPOWER  SOUTHEAST
CORPORATION, a Nevada corporation ("Licensee").

                                    RECITALS

A. WHEREAS Licensor granted to Licensee certain rights in and to the products of Licensor pursuant to a Master License Agreement (the "License' effective as of March 18, 1998, a copy of which is attached hereto as Appendix A.

B. WHEREAS Licensor is prepared to accept an assignment of the License from Licensor, settle all outstanding accounts between Licensor and Licensee and grant a Release to Licensee.

C. WHEREAS Licensee desires to assign the License to Licensor, settle all outstanding accounts between Licensor and Licensee and grant a Release to Licensor.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto covenant and agree each with the other as follows:

1) Licensee -herein assigns to Licensor all right title and interest in the Master License Agreement, attached hereto as Appendix A, in consideration of Licensor issuing Twenty Thousand (20,000) shares in the capital stock of Licensor.

2) Licensor agrees to repay Licensee the license fee deposit in the amount of One Hundred and Twenty Thousand ($120,000) dollars. Payment to be made on or before October 30, 1999.

3) Licensor agrees to cancellation of the Promissory Note, attached hereto as Appendix B, given by Licensee to Licensor and dated March 18, 1998, in the amount of One Million and Eighty Thousand ($1,080,000) dollars, including the current amount due, as of July 28, 1999, of Four Hundred and Fifty Thousand ($450,000) dollars, and the balance of Six Hundred and Thirty Thousand ($630,000) dollars due on or before October 28, 2001.

4)   Licensor  agrees to release and discharge  Licensee and Licensee  agrees to
     release  and  discharge  Licensor,   their  respective  heirs,   executors,
     administrators, successors and assigns from any and all actions causes of action, suits, charges and obligations, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts,
     controversies,   agreements,   promises,  variances,  trespasses,  damages,
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     judgements,  extents,  executions,  claims and demands whatsoever,  in law, admiralty or equity, which against Licensee and Licensor their respective heirs, executors, administrators, successors and assigns ever had, now have or hereafter can, shall or may have for, upon or by reason of any matter, cause or thing whatsoever from the be inning of time to the date of this Release, and more specifically the Master License Agreement granted by Licensor to Licensee effective as of March 18,1998.

IN WITNESS WHEREOF, the parties hereto have caused this agreement to be executed effective the date and year first above written.

SOLPOWER CORPORATION,                   SOLPOWER SOUTHEAST CORPORATION
a Nevada corporation.                   an Indiana corporation.

By:  /s/ James H. Hirst                 By:  /s/ Victor Lobue
     --------------------------------        --------------------------------
Its: President and CEO                  Its: Director
     --------------------------------        --------------------------------
               "Licensor"                              "Licensee"

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